UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 1, 2007

WHITNEY HOLDING CORPORATION
(Exact name of registrant as specified in its charter)

Louisiana	0-1026	72-6017893
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

228 St. Charles Avenue, New Orleans, Louisiana	70130
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code 504-586-7272

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230-.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01 Regulation FD Disclosure.

Whitney Holding Corporation will make a presentation to the Gulf South Bank Conference at the Ritz-Carlton Hotel in New Orleans, Louisiana on May 1, 2007 beginning at 10:50 a.m., Central Time. A copy of the visual presentation is furnished herewith as Exhibit 99.1.

Item 9.01 Financial Statement and Exhibits.

(d) Exhibits

99.1 Visual Presentation by Whitney Holding Corporation to the Gulf South Bank Conference in New Orleans, Louisiana on May 1, 2007.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WHITNEY HOLDING CORPORATION

By: /s/ Thomas L. Callicutt, Jr.
Thomas L. Callicutt, Jr.
Executive Vice President
and Chief Financial Officer

Date: May 1, 2007

EXHIBIT INDEX

Exhibit Number	Description
99.1	Visual Presentation by Whitney Holding Corporation to the Gulf South Bank Conference in New Orleans, Louisiana on May 1, 2007.

Exhibit 99.1

Whitney Holding Corporation
Gulf South Bank Conference
May 1, 2007


WHITNEY
BANKS
WHITNEY
BANKS

John C. Hope III, President & Chief Operating Officer
Thomas L. Callicutt, Jr., EVP and CFO

It takes a Whitney Banker.

WHITNEY®
HOLDING CORPORATION

Welcome Back to New Orleans



It takes a Whitney Banker.

WHITNEY®
HOLDING CORPORATION

Thomas L. Callicutt, Jr.
Chief Financial Officer


WHITNEY BANKS
WHITNEY BANKS

It takes a Whitney Banker.

WHITNEY® HOLDING CORPORATION

Forward-Looking Statements

This presentation may include forward-looking statements containing expectations about future conditions and descriptions of future plans and strategies. Whitney's ability to accurately predict the effects of future plans or strategies is inherently limited such that actual results and performance could differ materially from those set forth in the forward-looking statements. Factors that could cause actual results to differ from those expressed in the forward-looking statements are available in Whitney's filings with the Securities and Exchange Commission. Whitney does not intend, and undertakes no obligation, to update or revise any forward-looking statements, whether as a result of differences in actual results, changes in assumptions or changes in other factors affecting such statements.

It takes a Whitney Banker.

WHITNEY®
HOLDING CORPORATION

A Growing, Diversified Company

- 123-year old name started in New Orleans
- Weathered many types of storms
- Corporate philosophy:
  - Soundness
  - Profitability
  - Growth

  In that order of priority
- Over 150 locations across 5 states
- Focus on Relationship Banking

  "It Takes a Whitney Banker"





It takes a Whitney Banker.

WHITNEY®
HOLDING CORPORATION

A Look Back at 2006



$160
$140
$120
$100
$80
$60
$40
$20
$0
($s in millions)
2002
2003
2004
2005
2006
Net Income

- 2006 was a year to return to more normal operations
- Normal has a new meaning post storms
- Reported record earnings in 2006
  - $145 million net income
  - 41% higher than previous record earnings in 2005
  - $2.20 per diluted share

It takes a Whitney Banker.

WHITNEY® HOLDING CORPORATION

1Q'07 Earnings

- Net income $37 million
- Earnings per share (diluted) $.55
- Signature merger closed March 2, 2007
  - Balances at merger:
    - $280MM in assets
    - $220MM in loans
    - $210MM in deposits
- Linked-quarter organic loan growth flat from 4Q06
  - Growth in Houston, Alabama, Louisiana
  - Florida markets down reflecting real estate market trends
- Anticipated seasonal and post storm reduction in deposits

	1Q07	1Q06
(Period-end)		
Total Assets	$10.6B	$10.3B
Total Loans	$7.3B	$6.5B
Total Deposits	$8.5B	$8.7B
Net Income	$37.0MM	$36.1MM
E.P.S. diluted)	$.55	$.57

It takes a Whitney Banker.

WHITNEY®
HOLDING CORPORATION

Additional Government Funds

- Louisiana Recovery Authority
  - $10.4B available for Louisiana Community Development Block Grants
    - $8.1B available through the Road Home Program
    - $350MM allocated to businesses
    - $2.0B allocated for infrastructure rebuilding/repair
  - $1.5B available for Hazard Mitigation Grant Program
    - $1.2B available through the Road Home Program
    - $330MM allocated for infrastructure and hazard mitigation



It takes a Whitney Banker.

WHITNEY®
HOLDING CORPORATION

Source: Louisiana Recovery Authority

http://www.rememberrebirth.org/ritadocs/Ritadata091906update.pdf

1Q'07 Earnings

NIM 5.08%

- Return to a more normal mix of deposits
  - Shift in funding mix from DDA to higher cost deposits
  - DDA 33% of total deposits at 1Q07
- Earning asset mix
- Active management of loan and deposit pricing
- Liquidity in the deposit base

- Issued $150MM in sub-debt in late March 2007



1Q07
CDs>$100K 19%
DDA 33%
Other 9%
Savings 11%
MMDA 15%
Now 13%
1Q06
CDs>$100K 15%
DDA 37%
Other 8%
Savings 14%
MMDA 13%
Now 13%
Average Balances

Fee-Based Business Growth

- Fees up 14% from a year ago
  - Net gain on sales and other revenue from foreclosed assets increased from 1Q06
- Service Charges on Deposits is the largest component of fee income
  - Deposit service charges up 9% from a year earlier
  - Fees are "seasonal" as charges are based on movement in interest rates and in balances carried by customers
- Expanded presence in fee-based businesses
  - Trust service fees up 23% from 1Q06
  - Positioned relationship officers to attract and service trust and wealth management customers across all markets



It takes a Whitney Banker.

WHITNEY® HOLDING CORPORATION

Expense Levels Higher in New Operating Environment

- Expenses in 1Q07 increased 9% from a year earlier
  - Incremental operating costs from mergers
    - $.9MM of merger integration-related expenses from Signature
  - Additional amortization of intangibles
  - Elimination of post retirement plan
  - Insurance claim management fees
  - Initiatives implemented to reduce exposure to disasters
  - Reflect a more normal level of activity



It takes a Whitney Banker.

WHITNEY®
HOLDING CORPORATION

Diversified Loan Portfolio

- Commercial portfolio 83%
- Consumer portfolio 17%
- Less diversification
  - But, less credit issues post-storms
- No Indirect portfolio
- No meaningful exposure to subprime home mortgage loans
- Minimal Credit Card portfolio
- Commercial customers diversified by industry
- Real Estate portfolio diversified by geography







Individuals 4.8%
Retail Mortgage 12.5%
Commercial, financial & agricultural 38.8%
Commercial Real Estate 43.9%
Average Balances 1Q07

It takes a Whitney Banker.

WHITNEY®
HOLDING CORPORATION

Working Through Nonperforming Assets Post Storms



millions
$16.8
$17.5
$25.0
$34.8
$42.1
$30.4
$26.1
$67.3
$66.2
$56.9
$54.6
$56.8
$55.0
1998
1999
2000
2001
2002
2003
2004
2005
1Q06
2Q06
3Q06
4Q06
1Q07

NPA ratio:	.48%	.45%	.55%	.77%	.95%	.62%	.46%	1.03%	1.02%	.83%	.80%	.81%	.76%

Pre-storms

It takes a Whitney Banker.

WHITNEY®
HOLDING CORPORATION

Loans Internally Classified as Having Above Normal Credit Risks

1Q07 criticized portfolio includes $17MM from Signature merger



Millions

	Dec-01	Dec-02	Dec-03	Dec-04	Mar-05	Jun-05	Sep-05	Dec-05	Mar-06	Jun-06	Sep-06	Dec-06	Mar-07
Special Mention	153	59	71	72	73	99	126	120	99	83	75	61	81
Substandard	134	113	108	86	88	109	108	139	144	147	137	157	155
Doubtful	11	22	9	15	13	8	21	21	19	9	9	8	6

Doubtful Substandard Special Mention

Pre-storms Post-storms

It takes a Whitney Banker.

WHITNEY®
HOLDING CORPORATION

Net Charge-Offs At or Below Peers



0.80
0.60
0.40
0.20
0.00
-0.20
-0.40
0.24
0.24
0.38
0.39
0.43
0.56
0.58
0.47
0.32
0.35
0.22
0.34
0.24
0.3
.11
.07
.16
.06
.04
.21
.28
.07
.19
.08
.17
.73
.27
.02
.01
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
1Q06
2Q06
3Q06
4Q06
1Q07
Percent Net Charge-offs to Average Loans
Whitney
Peer Group

It takes a Whitney Banker.

Note: Increase in 2Q'06 net charge-offs related to one storm-impacted commercial relationship. Relationship identified as impaired shortly after storms in 2005 and a substantial impairment allowance had been established.

Allowance for Loan Losses


millions
$43.2
$47.5
$61.0
$71.6
$66.1
$59.5
$54.3
$90.0
$89.2
$80.7
$74.6
$75.9
$76.9
1998
1999
2000
2001
2002
2003
2004
2005
1Q06
2Q06
3Q06
4Q06
1Q07
% Loans
1.24%
1.21%
1.33%
1.59%
1.48%
1.22%
.97%
1.37%
1.37%
1.18%
1.09%
1.08%
1.06%
Pre-storms

It takes a Whitney Banker.

WHITNEY® HOLDING CORPORATION

Sound Capital Levels

- 1Q07 Leverage ratio --- 9.02%
- Dividend payout ratio 53% (of first quarter 2007 diluted earnings per share)
- Dividend yield 3.7% (based on Whitney's April 27, 2007 closing price)



9.27%
8.63%
8.45%
8.21%
7.99%
7.82%
8.35%
8.76%
9.02%
1Q05
2Q05
3Q05
4Q05
1Q06
2Q06
3Q06
4Q06
1Q07

It takes a Whitney Banker.

WHITNEY®
HOLDING CORPORATION

John C. Hope III

President and Chief Operating Officer


WHITNEY
BANKS
WHITNEY
BANKS

It takes a Whitney Banker.

WHITNEY®
HOLDING CORPORATION

Whitney Today


WHITNEY
VISA
NASDAQ

- Whitney today is a good bank
- Challenging operating environment
- Strong balance sheet and solid capital position
- Operational resiliency
- Asset quality trends are showing signs of sustained, better than anticipated performance post storms
- Continuing geographic diversification through acquisitions in high-growth markets

It takes a Whitney Banker.

WHITNEY®
HOLDING CORPORATION

Change is Needed to Ensure Continued Success

- Now is the time to focus on the next chapter in Whitney's history
- Whitney is a good bank --- with the potential to become a GREAT BANK
- We will evaluate current strategies resulting in new goals and new strategies --- this may lead to change
- Challenging times and circumstances also lead to change



Whitney
A GREAT BANK

It takes a Whitney Banker.

WHITNEY
HOLDING CORPORATION

An Excellent Credit Bank

- Our core strength is understanding and managing credit risk
- Seasoned, well understood credit culture
- A track record of excellent commercial loan growth and quality

It takes a Whitney Banker.

WHITNEY®
HOLDING CORPORATION

Acquisitions Are Important To Our Growth

- Since 1994 successfully merged 20 banks
  - Assets: $3.7B
  - Loans: $2.3B
  - Deposits: $3.4B
  - States: 5
  - Branches: 114
  - FTE: 1,450



- Following the flow of commerce
- Expand our footprint even wider
- Take advantage of any opportunity



Dallas
Mobile
New Orleans

It takes a Whitney Banker.

WHITNEY®
HOLDING CORPORATION

Focus On Growing Fee-Based Businesses


WHITNEY
SELECT
VISA

- Acquisitions have added to fee income
  - Trust - (First National Bancshares)
  - Investment services - (Destin Bancshares)
  - Insurance services - (Destin Bancshares)
- Treasury Management

It takes a Whitney Banker.

WHITNEY®
HOLDING CORPORATION


WHITNEY
BANKS
WHITNEY
BANKS
TIMES LIKE THESE
CALL FOR A BANK
LIKE THE WHITNEY.
WHITNEY HOLDING CORPORATION

It takes a Whitney Banker.

WHITNEY®
HOLDING CORPORATION

“Uniquely Ours”

The Whitney – the culture is unique;
we intend to be true to it, and, that’s what our future should be built on



Taking pride in
what’s uniquely ours
DELTA QUEEN
Whitney
NATIONAL BANK
Member FDIC

It takes a Whitney Banker.

WHITNEY®
HOLDING CORPORATION

Focus On The Whitney Banker




WHITNEY



It takes a Whitney Banker.

WHITNEY®
HOLDING CORPORATION

Heightened Level of Energy and Urgency

- Success will depend on our ability to act and react quickly and decisively
- Post Katrina we showed an unparalleled level of energy and urgency
- Challenge now is to incorporate it in our culture

It takes a Whitney Banker.

WHITNEY®
HOLDING CORPORATION



It's Time To Kick It Up A Notch!

It takes a Whitney Banker.

WHITNEY®
HOLDING CORPORATION

Whitney Holding Corporation
Gulf South Bank Conference
May 1, 2007



WHITNEY BANKS
WHITNEY BANKS

John C. Hope III, President & Chief Operating Officer

Thomas L. Callicutt, Jr., EVP and CFO

It takes a Whitney Banker.

WHITNEY®
HOLDING CORPORATION